UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 2023

Commission File Number: 001-41386

OKYO Pharma LTD

(Exact Name of Registrant as Specified in Its Charter)

9th Floor

107 Cheapside

London

EC2V 6DN

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

THIS ANNOUNCEMENT SHALL NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE OR JURISDICTION IN WHICH SUCH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE OR JURISDICTION.

OKYO Pharma Limited

(“OKYO” or the “Company”)

Closing of Global Private Placement

New York, March 15, 2023 – OKYO Pharma Limited (Nasdaq: OKYO; LSE: OKYO), an ophthalmology-focused bio-pharmaceutical company which is developing OK-101 to treat dry eye disease (“DED”) to address the significant unmet need in this multi-billion-dollar market, today announces the closing of its “reasonable best efforts” offering of its American Depositary Shares (“ADSs”) on the Nasdaq Capital Market (the “U.S. Offering”) and a subscription for new ordinary shares of no par value (the “Ordinary Shares”) (the “Subscription” and, together with the U.S. Offering, the “Global Private Placement”).

OKYO has issued 3,503,665 new ADSs (representing 227,738,225 new Ordinary Shares) (“New ADSs”) to certain investors at a price of U.S.$1.50 per New ADS (“U.S. Offering Price”) raising gross proceeds of approximately U.S.$5.3 million (before deducting expenses). Each New ADS offered in the U.S. Offering represents 65 Ordinary Shares.

OKYO has also issued 8,673,658 new Ordinary Shares (the “Subscription Shares”) to investors (including Gabriele Cerrone) at a price of U.S.$0.2 per new Subscription Share (equivalent to U.S.$1.50 per New ADS) raising gross proceeds of approximately U.S.$0.2 million (before deducting expenses).

Additional director and management participation was by way of capitalisation of approximately US$0.1 million of deferred fees and salaries at the U.S. Offering Price and resulted in the issue of an additional 5,162,498 new Ordinary Shares.

No commissions are payable by the Company to any brokers or third parties in connection with the Global Private Placement.

All New ADSs and Subscription Shares sold in the Global Private Placement were offered by the Company utilising the full balance of the Company’s headroom to admit securities to listing on the standard segment of the Official List of the UK Financial Conduct Authority.

OKYO intends to use the net proceeds of the Global Private Placement to advance OK-101 to fund the initial Phase 2 clinical trial of OK-101 in DED patients, and for working capital and other general corporate purposes.

Enquiries:

OKYO Pharma Limited	Gary S. Jacob, Chief Executive Officer	+44 (0)20 7495 2379

Investor Relations	Paul Spencer	+44 (0)20 7495 2379

Broker	Robert Emmet, Optiva Securities Limited	+44 (0)20 3981 4173

Notes for Editors:

About OKYO

OK-101 is a lipid conjugated chemerin peptide agonist of the ChemR23 G-protein coupled receptor which is typically found on immune cells of the eye responsible for the inflammatory response. OK-101 has been shown to produce anti-inflammatory and neuropathic pain-reducing activities in mouse models of DED and corneal neuropathic pain, respectively, and is designed to combat washout through the inclusion of the lipid ‘anchor’ contained in the drug molecule to enhance the residence time of OK-101 within the ocular environment.

About OKYO

OKYO Pharma Limited (LSE: OKYO; NASDAQ: OKYO) is a life sciences company admitted to listing on NASDAQ and on the standard segment of the Official List of the UK Financial Conduct Authority and to trading on the main market for listed securities of London Stock Exchange plc. OKYO is focusing on the discovery and development of novel molecules to treat inflammatory dry eye diseases and chronic pain. For further information, please visit www.okyopharma.com.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OKYO Pharma LTD

Date: March 15, 2023	By:	/s/ Keeren Shah
	Name:	Keeren Shah
	Title:	Chief Financial Officer

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